UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of registrant’s name into English)

600 de Maisonneuve Boulevard West 33rd Floor Montréal, Québec Canada H3A 3J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☑

EXHIBIT INDEX

Exhibit Number	Description

99.1	Shareholder Rights Plan Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
(Registrant)

Date: February 22, 2023	By:	/s/ Michelle Taylor
		Name:	Michelle Taylor
		Title:	Vice-President, General Counsel and Corporate Secretary